UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                       For the date of 22 December, 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


For Immediate Release                                       22nd December, 2006




Transfer of shares between Allied Irish Finance and Allied Irish Banks, p.l.c.





Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) announces the following:



As part of a re-organisation within the AIB Group, under which the business of AIB Finance Ltd ("AIF") is being transferred to Allied Irish Banks, p.l.c. ("AIB") on 1 January 2007, subject to and in accordance with Statutory Instrument No. 557 made by the Minister for Finance, 5.6 million AIB ordinary shares of EUR0.32 each have been transferred from AIF to AIB on 22 December 2006. Technically, this involved the purchase of those shares by AIB at a market price of EUR22.90 per share. The 5.6 million shares in question will be held by AIB as Treasury Shares, bringing the total number of ordinary shares held as Treasury Shares to 42,787,079. The total number of AIB ordinary shares of EUR0.32 each in issue, less the ordinary shares held as Treasury Shares, is now 875,648,491.



This announcement is made in compliance with Listing Rule 9.4.6 of the Irish Stock Exchange and 12.4.6 of the FSA.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  22 December, 2006                        By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.